# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: DULUTH HOLDINGS INC., CIK 0001649744
CUSIP: 26443V101
Title of class of securities: Class B Common Stock, no par value per share
Address of issuer's principal executive offices: 201 EAST FRONT STREET, MOUNT HOREB, Wisconsin (WI), 53572
Date of event which requires filing of this statement: 03/31/2025
Filed by CIK 0001649740
Persons authorized to receive notices and communications: Dennis F. Connolly, Godfrey & Kahn, S.C., 833 E. Michigan Street, Suite 1800, Milwaukee, Wisconsin (WI), 53202, 414-273-3500

## Reporting persons
- PUGLIESE STEPHANIE L. (CIK 0001649740): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,972,280; shared voting power 0; sole dispositive power 799,259; shared dispositive power 0; aggregate amount beneficially owned 1,972,280 (5.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, no par value per share
Name of issuer: DULUTH HOLDINGS INC.
Address of issuer's principal executive offices: 201 EAST FRONT STREET, MOUNT HOREB, Wisconsin (WI), 53572
Comment: This Statement on Schedule 13D relates to the shares of Class B common stock, no par value per share ("Common Stock"), of Duluth Holdings Inc., a Wisconsin corporation (the "Issuer"). The address of the principal executive office of the Issuer is 201 East Front Street, Mount Horeb, Wisconsin 53572.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Ms. Stephanie L. Pugliese.
Residence or business address: The business address of Ms. Pugliese is 201 East Front Street, Mount Horeb, Wisconsin 53572.
Present principal occupation or employment: Ms. Pugliese will be the President and Chief Executive Officer and a director of the Issuer, effective May 5, 2025.
Criminal convictions in the last five years: Ms. Pugliese has not been convicted in a criminal proceeding during the last five years.
Civil proceedings (securities laws) in the last five years: Ms. Pugliese has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and therefore is not, as a result of any such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.
Citizenship: Ms. Pugliese is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As of March 31, 2025, Ms. Pugliese holds or has a right to acquire an aggregate of 1,972,280 shares of Common Stock. Ms. Pugliese previously acquired 212,748 shares of Common Stock pursuant to awards of stock granted under the 2015 Equity Incentive Plan of the Issuer during her previous service as the Issuer's President and Chief Executive Officer. Ms. Pugliese has a right to acquire 1,759,532 shares of Common Stock in connection with her appointment as the Issuer's President and Chief Executive Officer, in accordance with the terms of her employment agreement with the Issuer, effective May 5, 2025 (the "Employment Agreement").

## Item 4. Purpose of Transaction
Purpose of transaction: The Issuer has agreed to grant Ms. Pugliese an aggregate of 1,759,532 shares of Common Stock as an inducement to accept employment as the Issuer's President and Chief Executive Officer. In connection with Ms. Pugliese's appointment as President and Chief Executive Officer, she will also serve as a member of the Board of Directors of the Issuer (the "Board").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Ms. Pugliese holds or has a right to acquire 1,972,280 shares of Common Stock, which represents 5.9% of the shares of Common Stock issued and outstanding. In connection with the grant of 1,759,532 shares of Common Stock on May 5, 2025, Ms. Pugliese may elect to have the Issuer withhold a portion of such shares to satisfy tax withholding obligations upon vesting of such shares. A portion of such shares will be subject to repayment in connection with certain terminations of her employment. Pursuant to the Employment Agreement, Ms. Pugliese is eligible to receive an annual grant of equity compensation to be based on annual results of her performance review and certain performance metrics as determined by the Board and/or the Compensation Committee of the Board (the "Compensation Committee"), as applicable. For fiscal 2026, Ms. Pugliese will receive two equity grants, with (i) the first grant having a minimum grant date fair value of $1,700,000 and vesting ratably on the first, second and third anniversaries of the grant date and (ii) the second grant having a minimum grant date fair value of $600,000 and vesting 100% on the third anniversary of the grant date, each grant subject to Ms. Pugliese's continuous employment through the applicable vesting dates and subject to such other terms and conditions as the Compensation Committee and/or the Board may approve. The form of such equity grants and specific grant date fair value shall be determined by the Board and/or Compensation Committee in its discretion.

The calculation of 5.9% in this Item 5 and Item 13 of the cover page is based on 33,533,880 shares of Common Stock of the Issuer, which includes: (i) 31,774,348 shares of Common Stock, outstanding as of March 19, 2025 as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended February 2, 2025, filed by the Issuer on March 24, 2025 and (ii) 1,759,532 shares of Common Stock, which the Issuer will grant to Ms. Pugliese in connection with her appointment as President and Chief Executive Officer of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Ms. Pugliese has sole voting and sole dispositive power over the previously acquired 212,748 shares of Common Stock. Upon grant of the 1,759,532 shares of Common Stock on May 5, 2025, Ms. Pugliese will have sole voting and sole dispositive power over an additional 586,511 shares of Common Stock and sole voting power over an additional 1,173,021 shares of Common Stock.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: No person other than Ms. Pugliese has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of the shares of, Common Stock owned by Ms. Pugliese.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Ms. Pugliese has a right to acquire 1,759,532 shares of Common Stock in connection with her appointment as the Issuer's President and Chief Executive Officer, in accordance with the terms of the Employment Agreement, effective May 5, 2025. The grants will be subject to the terms of award agreements to be entered into between Ms. Pugliese and the Issuer, effective May 5, 2025. Future annual grants of equity compensation will be made pursuant to the Issuer's 2024 Equity Incentive Plan, or successor plan, and will be subject to the terms of award agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Employment Agreement between Stephanie L. Pugliese and Duluth Holdings Inc., effective as of May 5, 2025, incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on April 2, 2025.

https://www.sec.gov/Archives/edgar/data/1649744/000119312525071322/d936221dex101.htm

## Signatures
- PUGLIESE STEPHANIE L.: /s/ Stephanie L. Pugliese, Stephanie L. Pugliese (04/07/2025)